UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Skillsoft Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001
(Title of Class of Securities)

83066P200
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83066P200	SCHEDULE 13G	Page 2 of 8

1	NAME OF REPORTING PERSON Churchill Sponsor II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 33,550,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 33,550,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,550,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.4%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 83066P200	SCHEDULE 13G	Page 3 of 8

1	NAME OF REPORTING PERSON M. Klein Associates, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 33,550,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 33,550,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,550,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.4%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 83066P200	SCHEDULE 13G	Page 4 of 8

1	NAME OF REPORTING PERSON Michael Klein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 33,550,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 33,550,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,550,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 83066P200	SCHEDULE 13G	Page 5 of 8

ITEM 1.	(a)	Name of Issuer:

Skillsoft Corp.

	(b)	Address of Issuer’s Principal Executive Offices:

300 Innovative Way, Suite 201 Nashua, New Hampshire

ITEM 2.	(a)	Name of Person Filing:

This statement is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

	1.	Churchill Sponsor II LLC
	2.	M. Klein Associates, Inc.
	3.	Michael Klein

	(b)	Address of Principal Business Office, or if none, Residence:

640 Fifth Avenue, 12th Floor New York, NY 10019

	(c)	Citizenship:

See row 4 of the cover page of each Reporting Person.

	(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share.

	(e)	CUSIP Number:

17144T206

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.

OWNERSHIP.

Churchill Sponsor II LLC (the “Sponsor”) directly owns 17,250,000 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Skillsoft Corp. (the “Issuer”). Such shares may be deemed to be beneficially owned by M. Klein Associates, Inc. (“M. Klein”), which is the managing member of the Sponsor and Michael Klein, who is the managing member of M. Klein. As a result of these relationships, each of the Sponsor, M. Klein and Michael Klein may be deemed to have or share beneficial ownership of the securities held directly by the Sponsor. Each of the Sponsor, M. Klein and Mr. Klein disclaims beneficial ownership of such securities except to the extent of their direct ownership.

The Sponsor also directly owns 16,300,000 private placement warrants to purchase 16,300,000 shares of Class A Common Stock. The warrants are exercisable and expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

Percentage ownership is based on 133,164,526 shares of common stock outstanding as of December 9, 2021, as reported by the Issuer in its quarterly report on Form 10-Q for the period ended October 31, 2021.

CUSIP No. 83066P200	SCHEDULE 13G	Page 6 of 8

(a) Amount beneficially owned:

See row 9 of the cover page of each Reporting Person.

(b) Percent of class:

See row 11 of the cover page of each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See row 5 of the cover page of each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See row 6 of the cover page of each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See row 7 of the cover page of each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See row 8 of the cover page of each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATION.

Not Applicable.

CUSIP No. 83066P200	SCHEDULE 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

Churchill Sponsor II LLC
a Delaware limited liability company

By:	M. Klein and Associates, Inc., its Managing Member

By:	/s/ Jay Taragin
	Name:	Jay Taragin
	Title:	Chief Financial Officer

M. Klein and Associates, Inc.
a New York corporation

By:	/s/ Jay Taragin
	Name:	Jay Taragin
	Title:	Chief Financial Officer

Michael Klein

By:	/s/ Michael Klein
	Name:	Michael Klein

CUSIP No. 83066P200	SCHEDULE 13G	Page 8 of 8

Exhibit Index

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement, dated as of February 11, 2022, by and among Churchill Sponsor II LLC, M. Klein Associates, Inc. and Michael Klein.

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: February 11, 2022

Churchill Sponsor II LLC
a Delaware limited liability company

By:	M. Klein and Associates, Inc., its Managing Member

By:	/s/ Jay Taragin
	Name:	Jay Taragin
	Title:	Chief Financial Officer

M. Klein and Associates, Inc.
a New York corporation

By:	/s/ Jay Taragin
	Name:	Jay Taragin
	Title:	Chief Financial Officer

Michael Klein

By:	/s/ Michael Klein
	Name:	Michael Klein